Filed by Discovery, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Discovery, Inc.
Commission File No.: 001-34177
Date: June 7, 2021

Discovery, Inc at Evercore ISI Inaugural TMT Conference
JUNE 7, 2021 1:15 PM EDT

Participants:
Gunnar Wiedenfels, CFO, Discovery, Inc.
Vijay Jayant, Research Division, Evercore ISI Institutional Equities

Vijay Jayant - Evercore ISI Institutional Equities, Research Division
Good day. I'm Vijay Jayant, the media telecom analyst at Evercore ISI. I'd like to welcome Gunnar Wiedenfels, the Chief Financial Officer of Discovery Communications, to our first inaugural TMT conference. Welcome, Gunnar, thanks for joining us. And also, congratulations on the recently announced transaction with AT&T, the combination of WarnerMedia. So, I thought I'll just start on that front.
It's been a couple of weeks since you announced the Warner Brother Discovery transaction. And I'm sure you've spoken to a lot of investors during that time frame. Could you sort of share with us what the general feedback been so far? And what have you taken away?
Gunnar Wiedenfels - CFO
Sure. And thank you, first of all, for hosting us here today, and welcome, everyone from my side as well. Look, we've been spending a lot of time discussing the transaction with investors. You all saw the press as well. So, I think net-net, obviously, a huge surprise for almost everyone. I think that's the most important sort of initial reaction. The second thing I want to point out is that strategically, no one doubts the value of this combination. We are combining two incredibly powerful content portfolios and companies. We are at a very, very critical time in the industry. Both companies, as well as everyone else, are building out their direct-to-consumer offerings. We are looking at two products here with discovery+ and HBO Max that have come out of the gate very strong. And we are super excited by the opportunity created through this combination and the potential for that D2C growth trajectory in the future.
And we've been having many, many conversations and everybody agrees with that assessment. Obviously, it's great to get John Malone's support and the Newhouse family's support. So, from a strategic perspective, certainly, a lot of support.
As you do know, there have also been some questions that we've been receiving, and I'm sure you're going to be asking me about that as well. All of which I feel very, very confident about. But to name a few, obviously, we are going to take on some leverage initially, and we've also set up an ambition for synergies, which, from my perspective, as the CFO here at Discovery, is very achievable and conservative, but we've been getting some questions there as well. And then, of course, I very much understand that there are a lot of people out there who would like to better understand what we're going to do regarding the go-to-market approach for the direct-to-consumer space. And obviously, this is too early for us to be out there with a very detailed review of that. So that's it in a nutshell, I think the summary of the reactions we've been getting.
Vijay Jayant - Evercore ISI Institutional Equities, Research Division
So, the key rationale for the transaction was a diversified content portfolio, global scale. But Discovery started moving away from its wheelhouse, nonfiction content to sort of more highly competitive, broader general entertainment. I think David used the Ferrari SUV analogy sort of being on my lane, now you're getting into the highway. So, given the pro forma content then debt leverage, Discovery is sort of making a massive bet. So, I thought I'll focus on some questions on that. And one thing that was unique from your perspective was that you've been pretty disciplined on the expectations of the subscriber economics of streaming. And really relative to your legacy business, I think $7 a month domestically, think about $1.50 a month internationally, sort of being neutral, if not accretive to your legacy business. So, does that really change now with the WarnerMedia acquisition, given the content spend and the distribution and the marketing that has to go with that?
Gunnar Wiedenfels - CFO
Yes. So, a great question, Vijay. The beauty of this transaction is that it really makes so much sense on every level. Obviously, from the perspective of just bringing these 2 content portfolios together, we're creating a real powerhouse with an unrivaled depth and breadth of content across genres. And across the entire global footprint with deep ownership of the vast majority of the IP we're looking at. But I want to comment on your point about going into scripted. It makes a fundamental difference if Discovery starts to dip a toe in the water and dedicate funds to build out a scripted business on the one hand, which is what we haven't done and which is what we won't do, or if we're combining ourselves with the, at least top 2, if not #1, portfolio or company if you look at it from the perspective of sort of TV and film production in the entire world. That is, it's not sort of us trying to do scripted. We're combining the leading non-scripted portfolio with the leading scripted portfolio. And I think that's an incredibly powerful combination.
And to move over to the second part of your question, specifically in a world that moves the focus more to the D2C space. We -- if you just look at the power of those 2 brands and IP portfolios and put aside for a moment the exact go-to-market approach, what we're going to be able to create is a super deep and super broad library with content that has amazing consumer appeal. And it is going to be one of the most complete offerings in the direct-to-consumer space once we put these two together.
And from the perspective of accretion, look, I think we are almost perfect partners. You've already pointed out the ARPU potential that we're seeing for discovery+. It's not only potential. It's ARPU that is coming in already that we're measuring already today. If you look at HBO Max, that's also a very high-value sort of monthly ARPU product. And obviously sort of excited about the ad light version that's being launched to further drive that value because based on the experience that we've made with the relative ARPUs of the ad light and the ad-free product, I think there's going to be a ton of potential. So, we're combining two products that are very much focused on the value of the content. And by bringing the two together, I have no doubt that we're creating a very, very compelling product from the consumer perspective, which is obviously the biggest prerequisite for significant monetization.
But we also need to remember that the value for us from bottom line perspective, from a long-term shareholder value creation perspective, is going to be in the fact that right now, both companies have their own business plans with very significant investments, and that is on the content side, but also on the structural and technology side. And we will lean in hard, as we said many times on the content side to continue sort of driving the extreme value of this combined offering. But there's a lot of duplication in the more structural and technological expenses and on the marketing side. And that sort of redundant planned spending in both of the cases, that takes us to the synergy point. There's an enormous potential. So in the end, I have no doubt that we'll be able to come up with a very, very compelling product with superior top line economics and with a margin profile that is going to benefit from the elimination of this duplication we have in our business plans today.
Vijay Jayant - Evercore ISI Institutional Equities, Research Division
So, I think the combined programming spend for the two companies is more like $20 billion. I know it's very early, but what's the right mix between legacy linear and D2C? And if you had to spend incrementally, given your broad portfolio, with sports, rights, scripted, unscripted, where do you spend, though? How do you sort of rationalize a pretty substantial content spend?
Gunnar Wiedenfels - CFO
Well, a couple of thoughts on that. And to your point, it is obviously way too early just to talk about the specific drawn or splits, et cetera. But a couple of points that are important. Number one, on the studio side, we want to continue leaning in there. And obviously, we're all hoping for a very nice recovery now as people in many parts of the world are able to go out again. And I think that's going to be a significant value driver, and we have every intention of really getting behind that.
On the B2C side, as we said many times before, the intention is to also continue increasing that spend. And that's something that sometimes got lost in this whole synergy discussion. So, we are increasing or as per our business plan, content spend is increasing very significantly over the 5-year planning period. And that's even though there may be some efficiencies here and there, there may be some areas where we would have invested in discovery+ to sort of broaden the appeal in sort of certain genres further to the finding of the portfolio where we might not have to do that going forward. But the whole point is there is so much structural efficiency potential in the combination that we can afford to make those content investments and de-lever the company very, very quickly and get to a much more beneficial financial profile.
Vijay Jayant - Evercore ISI Institutional Equities, Research Division
So as a CFO, you really outperformed on your stated synergies on the Scripps merger. And what I can remember, you talked about $3 billion of cost synergies within 2 years of closing on this transaction. Any details on really where the pockets of opportunities are where you can sort of take can sort of take advantage of and sort of should we be hoping the same sort of upside here, too, to the synergies?

Gunnar Wiedenfels - CFO
Well, you should hope that we're delivering, and our intention is to at least deliver the number that we've set out there. And you should assume that David and I wouldn't have said that this is the number if we didn't have a lot of confidence that we will be able to deliver it. And as I said in the very beginning of this call, we've been getting a lot of questions on this. Look, you've got to keep in mind, this is -- the combined operation is a $35 billion cost base, and that's a lot. And the $3 billion synergy target needs to be seen in that context.
And if we take a step back here, if I think about synergies, there's really a couple of buckets. Number one is the areas where you have sort of the typical merger overlap, right? This is going to be very much on the side of the corporate functions, some of the network SG&A structure. But also, in this case, the existing direct-to-consumer cost base outside of content we are operating to full-blown structures here right now. So that's one area. The other area is that you typically have some potential for stand-alone cost opportunities. And we've seen that when we went through the combination of Scripps and Discovery. And arguably, a lot of what ended up being a synergy in the combination was upside opportunities that we could have captured on a stand-alone basis in one or the other company, but it's hard to make some of those decisions. And what I really look forward to is to take a step back here, and say, look, we're not talking about integration, we're talking about transforming the combined company into a state-of-the-art global media company. And that just opens up the thinking. We're asking ourselves, how would we look at this if we were setting it up greenfield today, and that just opens up a lot of opportunity.
The other part that's important here is what I've been referring to as cost avoidance. And as I said earlier, we got these plans. And both in the WarnerMedia plan and in our business plan, and for that matter, and consensus estimates for the next couple of years, there is an assumption of very significant cost increase in partly overlapping areas. And that makes it a clear synergy and actually even an easier one to achieve because we can just reset our plan and just not have to incur sort of duplicative investments going forward.
And then the last point, I want to mention is revenue. Obviously, very, very difficult to quantify. But if we look at the strength of Discovery today and compare that with where we were before the merger with Scripps, we have been able to do so much better exploiting the existing content portfolios. Consumers around the globe love our content in almost all of the key international markets. We're looking at a cadence of 7 or 8 quarters of continued viewership growth from a share perspective, which tells me that the ability to manage a broader IP portfolio does allow us to create something that our viewers and consumers really, really like. So, we haven't quantified anything. It's not in the $3 billion guidance. But certainly, I would hope that we're able to create something really beautiful here for the consumer. And typically, if you're able to create something that people really love, they're going to be willing to pay for it.
And maybe a final point on the synergies, just to put things into perspective because a lot of people say, well, $3 billion, that's so much more than what Disney-Fox announced, et cetera. Look, again, it's a $35 billion cost base today that was set to grow over the next couple of years. And in that, we've got $1 billion of corporate costs, more than $1 billion of international overhead, $1.5 billion in U.S. networks SG&A. And again, as I said before, $6 billion of direct-to-consumer structural costs for technology, back-office operations, marketing, et cetera. That's excluding all of the content spend. So if you take all that together, it's -- I think the number is very, very achievable, and I'm really looking forward to, again, to taking that step back and thinking about what's the best setup, how would we set it up today if we were bringing Warner Brothers Discovery into existence on a greenfield today.
Vijay Jayant - Evercore ISI Institutional Equities, Research Division
Got it. So just coming back to just the structure of the transaction. It looks like 71% of your shareholders will be AT&T shareholders, which, for the most part, own AT&T stock for the dividend. And it looks like the new WarnerMedia Discovery is not likely to be a dividend payer. So, is it likely to see a very high rotation in the investor base at closing here?
Gunnar Wiedenfels - CFO
Possibly. Possibly. Look, I mean, I want to start by saying that we're playing a long game here. And I will tell you sort of for Discovery, so if we were always focused -- focus on short-term trading ups and downs, we would have grown a little more gray hair than we're growing anyway. But look, it is a valid argument. There may be some or there's likely to be some rotation in the shareholder base. To some extent, this is also going to depend on AT&T and their decision as to whether they're going to go through a distribution or an exchange offer because, obviously, with an exchange offer, some of that repositioning could take place in a very structured way. I also do expect that some of that repositioning is already happening in anticipation of the closing. But in any case, no doubt, we're going to go through probably some volatility, but that's not the way we look at it. I got a lot of questions, well, wouldn't you have hoped for a more positive reaction. The fact of the matter is there are so many factors influencing the share prices in the short term. David and I have no doubt that we're going to be able to create enormous value here. And I know that John and Pascal are thinking the same way. That's why we got to this transaction, and we're looking through this period. We're very confident that we can close this deal quickly because we do believe it's a very clean deal and get to work. And I think at that time, people are going to look at the long-term prospects and the value creation opportunity that we're dealing with here.
Vijay Jayant - Evercore ISI Institutional Equities, Research Division
Got it. So, I think you're one of the few companies that has put a stake in the ground about where your long-term margins on D2C is likely to be. How has that changed now? And any way we can sort of bridge from where we are today to 20-plus percent margins you've talked about long term?
Gunnar Wiedenfels - CFO
Well, look, I think the reason we put out that margin target or long-term margin goal is we wanted to provide some perspective on how we think about the profitability profile of this business. And again, I mean and we've spoken so much about all those very beneficial economics that we're enjoying with Discovery's d-plus product, the global platform and geographical synergy, the high content efficiency, the high level of retention, et cetera. Obviously, with the scripted addition, that comes in at a probably slightly lower long-term margin profile, as we know. But again, I think the really exciting perspective here is by being able to eliminate the duplication of those cost structures, we will be able to create one of the absolutely top, top, top leading global direct-to-consumer product with an amazing consumer appeal in a structure that is going to be so much more efficient than what we have today. And between sort of the stand-alone profitability of the two businesses and the fact that we're eliminating this duplication, I think we're going to see a very accretive business here, maybe not getting to the level obviously of what we’ve all been enjoying in the linear world, but very, very healthy on a stand-alone basis.
Vijay Jayant - Evercore ISI Institutional Equities, Research Division
So just moving to some of the more near-term opportunities. But -- so obviously, discovery+ has had a pretty good launch. You've talked in the past about engagement, type of customer. Any update on that? And what I find actually fascinating is how much ad revenue per customer you're generating. And I just want to sort of unpack that. Can you talk about the sustainability of that? And really, what's sort of the sweet sauce that keeps that happening?
Gunnar Wiedenfels - CFO
Well, number one, I think it's very sustainable. And if anything, I would expect this opportunity to grow over time. There's a lot of reasons for why it should be growing. I mean, obviously, with every additional subscriber that we're adding our pool of first-party data becomes richer, the market transitions as well, budgets in this space increase. And I think one trend that's helping us here is that over the past 10 years or so, a lot of the viewership has moved into ad-free product so that just the viewer’s attention and availability for advertising has come down. So, we're really delivering something here that is in very high demand. And by the way, in high demand in the linear world and in the direct-to-consumer world. But I think a couple of points beyond that. Obviously, as we said, we're getting 3x the CPM that we've been getting in the linear world for a number of reasons, better targetability. But one very important point is we're just not at the disadvantage that the cable company has had relative to broadcast in the traditional ecosystem for so many years. We've been working on closing that gap but in the premium online video world, it doesn't matter whether a premium video viewer is delivered for someone that has a legacy in cable or someone that has a legacy in broadcast or elsewhere.
It's a fair market, and that's been helping us plus there is this focus in the traditional linear world on commercial demos. And that's another thing, a discrimination that doesn't exist in online advertising because we're selling the impression that our advertisers want. And we're getting a fair value for it. So I think if anything, there's more opportunity, but I think in a way, we're very happy with what we're seeing, but we weren't entirely surprised about it because what's driving the monetization in the digital world is what's been driving our monetization and our success in the linear world. It's the fact that people really love our networks. They're spending a lot of time, close to 20% of ad-supported cable viewership in linear. And we're seeing the same engagement in the D2C space now with our viewing subscribers watching around 3 hours a day. So, it's that same metric, the same engagement, and it's also reflected in a very high role to pay and very promising early retention curves. So, we're kind of seeing the same dynamic play out in the direct-to-consumer space. That obviously creates a lot of inventory. And the other point is that from an advertiser perspective, we are providing very brand-safe and family-friendly environments, which are in high demand. So really from -- looking at the metrics, while it's early days, I continue to be very, very pleased with where this is going. And Jim Keller, who's running our digital ad sales business is enjoying a lot of demand and positive feedback in the ongoing Upfront discussions.
Vijay Jayant - Evercore ISI Institutional Equities, Research Division
Is there any way to help us understand really what that delta or the out-performance is likely to be internationally versus domestically on advertising that you said, obviously, the international markets may not be as developed for the digital advertising opportunity set?
Gunnar Wiedenfels - CFO
Well, so that's an interesting -- it's an interesting point and kind of goes back to the point that you've made earlier about the fact that we're actually already getting a higher sort of per user economics in D2C than in many of our linear markets, right? So, there is a little bit of that dynamic in the U.S. as we said, we're already at an ARPU that's higher than in linear. It's obviously different, a different market, and we want both to be very successful, but it's just giving me confidence that even in an accelerated transition, the market work and moves a little faster than what we're all hoping, we'd be in a pretty hedged position.
Internationally, obviously, our starting point in the linear world, this is a little lower, as you know, ARPUs across the international market with many of the smaller Asian markets, low ARPU, et cetera is lower. But at the same time, we're also looking at an SVOD market with pretty -- fairly clearly established price points for SVOD products. So, in a way, it's even easier to get a very significant uplift on a per subscriber basis, over what we've been getting in the linear world. And so that's certainly an opportunity for us. We've also obviously made clear many times that our initial priority was for this year successfully launching the U.S. product and that the international rollout is a little bit more loaded towards the back end or the second half of the year. Obviously, the Olympics are a triggering item, and we've also lined up launch plans now for Canada, Brazil, the Philippines, and we're working on some more partnerships in Europe. So that funnel is filling up. And one of the strategic pivots that we have made already is in many of the markets internationally, we had originally only looked at an SVOD ad-free product. And given the enormous success that we're seeing here in the U.S., we have started changing some of those plans and are looking into ad light products for some of those markets.
Vijay Jayant - Evercore ISI Institutional Equities, Research Division
Do you think there's an opportunity to grow AVOD completely? So, no subscription?
Gunnar Wiedenfels - CFO
Well, honestly, I mean, I think there's a market for everything, but I think for premium content like ours, I would want to stay away from it. I think we know from the feedback of our viewers, be it in linear or in the D2C space, they're willing to pay for the premium content that they're consuming. There is a market for the lower quality, long tail stuff, but that's not what we're playing in for the most part. And I will never say never. There may be sort of some smaller markets internationally where that's the way to go. But I do think we have the benefit of an extremely high-value, again, brand safe, family-friendly content portfolio here that people are willing to pay for, and we shouldn't position it as something that's just available for free. The combination to me makes perfect sense between ad-free and ad light. Maybe with varying sort of degrees in the mix. And this is also something that's going to hold true for the combined HBO Max and discovery+ offering because it's the same sort of quality level of content. And I'm very happy with both products’ position right now and their ability to play in that market and their ability to cover a wide range of market segments. We don't need to be in that sort of completely free, a very low-value area because we've got a lot to offer.

Vijay Jayant - Evercore ISI Institutional Equities, Research Division
Got it. So, let's just move back to the linear business a little. Obviously, you are sort of in the Upfront process. Anything you can share about demand and pricing? Obviously, we're coming off a last year the COVID backdrop. When can we sort of think about TV advertising getting back to 2019 levels? Is there anything structurally changed in advertising since the pandemic that could prevent that from happening?
Gunnar Wiedenfels - CFO
Well, look, I mean, I would sort of answer that question in two parts, one for the U.S. market, one for our international markets. So, it's maybe let's maybe start with international. As you know, we have guided when we reported our first quarter numbers to 50% plus recovery in the international segment for advertising as a whole. And we're -- it's looking very strong. And that takes us pretty much back to 2019 levels for the second quarter. And there are some markets that are actually even ahead of 2019 already based on our current bookings and others that are still lagging. But I think it's very safe to say that even though there are still very significant COVID restrictions in place in many markets, we're seeing a very, very dynamic recovery. So, I'm very confident from that perspective.
Turning to the U.S. market, it's a combination of two things here. Obviously, as everybody knows, relative to 2020, we've seen some viewership drops across the industry because with COVID initially happening, people spent a lot more time at home watching and now as restrictions are eased, people are going outside more. But that's offset on the other hand, by an amazing demand right now. I think, David, the other day mentioned that this is the hottest Upfront that he's seen in his career. We're dealing with a lot of demand in the Upfront. And also the scatter market has remained very, very healthy with premiums of 30% and 50%, respectively, over Upfront and prior year levels. So, the market is extremely healthy, and I feel very good about our hand. And as I said before, we've got such amazing brands, and we're always starting from the point where our viewership on a per eyeball basis is so much cheaper than many of the other inventory in the market, which again, is a great position to be in as inventory becomes scarcer. We're certainly -- we certainly have something to offer here.
Vijay Jayant - Evercore ISI Institutional Equities, Research Division
So given your comments, looks like it's fair to assume that your expectation of low double-digit ad revenue growth in 2Q is in the bag.
Gunnar Wiedenfels - CFO
Sorry, is what?
Vijay Jayant - Evercore ISI Institutional Equities, Research Division
Is not at risk. It's --
Gunnar Wiedenfels - CFO
Look, I don't want to update guidance here, but we're tracking very nicely. And as I said, in the scatter market and maybe with an eye towards sort of Q4 next year. I also feel very good about what I'm hearing from Jon about the ongoing Upfront discussions.
Vijay Jayant - Evercore ISI Institutional Equities, Research Division

So, a broader question now on the distribution side is, obviously, with not just Discovery, but a lot of your peer companies have direct-to-consumer products out there that are competing against your distributors, cable satellite, telecom providers. That price value relationship, now that there's so much D2C product, is that going to change? How can you sort of prevent that from happening? But also, what else can you give in that price value agreement to sort of maintain that status quo of carriage and step-ups that you've experienced historically?
Gunnar Wiedenfels - CFO
Look, Vijay, the point is we are giving so much. And I think both David and I have been on the record so many times saying very clearly that we want both ecosystems to prosper, right? We very, very much value our traditional affiliate relationships, but we're also -- we need to be open and just accept that a part of the population is not using that ecosystem anymore. So, when we launched discovery+, we opened ourselves up to serving those 30 million plus households in the U.S. that are now broadband only and that deliberately decided against a cable subscription. So, in a way, we've responded to the market. And I think we have shown time and time again that we're very supportive of the traditional ecosystem.
And again, I will reiterate, we will be spending more on content this year than ever before in the history of Discovery or even the sum of Discovery and Scripps on a stand-alone basis. We are really investing heavily. And the point to keep in mind is, from an affiliate’s perspective, we are delivering 20% of ad-supported cable viewership at the expense of what I estimate to be 3%, maybe 4% of their programming expenses. We are an extremely high value for money, and that's why we continue to be giving in these discussions. And as you've seen, the same question or versions of this question we've heard for a very long time, yet we've been able to find mutually beneficial deals time and time again with our valued cable and satellite affiliates. And so, I do think the amount of value that we bring to the table is big enough to continue supporting this.
And we had many questions about having to shed long tail networks. And as a matter of fact, we did announce a deal today about selling one of them. But this has never been a pressure point of anything. In our recent agreements, net-net, we have increased our carriage with our affiliates. So, I do feel very, very good about this. And to some extent, we're also lucky in the sense that we didn't have to build this road. Others, including some of the cable companies themselves, have built that road long before us, and we followed along that. So, I feel very good about it.
Vijay Jayant - Evercore ISI Institutional Equities, Research Division
Since you brought up the sale, the Great American Country Network, are there more to be sold? Is that something you'd be looking to do, more channels?
Gunnar Wiedenfels - CFO
Look, I think the reason we're selling this network is that I think it's a great opportunity for the Hicks Group and at the same time, create value for us. And that's how we look at every transaction with a sort of cold rational eye. And this makes perfect sense for us. Yes, there is going to be a little bit of an impact on our financials, in the second half of this year and the first half of next year. But I think we got a lot of value from that transaction. And I'm not going to put any other networks up for sale here, but as you would imagine, we have been getting inbound interest, actually forever, for some of the networks. And in many of the cases, we've come to the conclusion that it's not the right step for us to do because, obviously, we do enjoy a lot of synergy in managing these networks. And as I said before, there's not a lot of direct costs involved with managing some of the smaller networks that are just sort of being managed by the teams in synergy. But in certain situations, like this one, the business case just, frankly, made a lot of sense for us and we will continue to entertain discussions. In many cases, will come to the same negative conclusion, but potentially come to a positive conclusion in other cases as well. But there's nothing imminent here.
Vijay Jayant - Evercore ISI Institutional Equities, Research Division
Great. On that note, thank you, Gunnar. We're running out of time here. I appreciate your time this afternoon. See you soon.
Gunnar Wiedenfels - CFO
Thank you. Thank you. Thanks for having us today.
Where to Find Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery Inc. (“Discovery”) and Magallanes, Inc. (“Spinco”), which will immediately follow the proposed separation of Spinco from AT&T Inc. (“AT&T”) (together, the “proposed transaction”). In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com.
Participants in the Solicitation
Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021. Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (2) the risk that Discovery stockholders may not approve the proposed transaction, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to potential litigation brought in connection with the proposed transaction, (6) the risk that the integration of Discovery and Spinco will be more difficult, time consuming or costly than expected, (7) risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates, (8) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (9) failure to realize the benefits expected from the proposed transaction, (10) effects of the announcement, pendency or completion of the proposed transaction on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (11) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC and in the Form S-4, containing a proxy statement/prospectus, to be filed by Discovery and the registration statement to be filed by Spinco in connection with the proposed transaction. None of Discovery, AT&T or Spinco is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.